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As filed with the Securities and Exchange Commission on
July 27, 2005
Registration No.
333-125522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Post Effective Amendment No 1 to
FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Energy & Engine Technology Corporation
(Name of Small Business Issuer in its Charter)

Nevada	1311	88-0471842
(State or Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5308 West Plano Parkway
Plano, TX 75093
(972) 732-6360
(Address and telephone number of principal executive offices)

5308 West Plano Parkway
Plano, TX 75093
(Address of principal place of business or Intended Principal Place of Business)

Willard G. McAndrew, III
CEO and President
Energy & Engine Technology Corporation
5308 West Plano Parkway
Plano, TX 75093
(972) 732-6360
(Name, address, and telephone number of agent for service)

Copy of Communications to:
Jolie G. Kahn, Esq.
General Counsel
Energy & Engine Technology Corporation
5308 West Plano Parkway
Plano, TX 75093
(972) 732-6360

Approximate date of proposed sale to the public:	From time to time after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-125522

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________________________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _____________________________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be Registered	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (2)
Common Stock, par value $.001 per share	1,333,375	$0.095	$126,666	$14.91

(1)
In the event of a stock split, stock dividend, or similar transactions involving our common stock, the number of shares registered shall automatically be increased or decreased in the same proportion to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2)
The proposed maximum offering price per share and proposed maximum aggregate offering price is based upon the mean between the closing bid and asked price for the common stock as quoted by the NASDAQ Over the Counter Electronic Bulletin Board on July 26, 2005 and the registration fee has been calculated on such basis pursuant to Rule 457(c).

This amendment to this registration statement shall become automatically effective upon filing pursuant to Rule 462(b) under the Securities Act.

EXPLANATORY NOTE

This amendment to registration statement is being filed to increase the number of shares offered hereby from 123,242,702 to 124,576,077 to include the shares into which 1,333,333 Class C warrants, issued to the below listed selling stockholders, as of July 7, 2005, are exercisable and 42 additional shares.

			Number of Shares Owned By Selling Stockholder After Offering and Percent of Total (1)
Selling Stockholder	Common Stock Owned by Selling Stockholder (2)	Total Shares Registered for Selling Stockholder	# of Shares	% of Class
Longview Fund, LP, Michael Rudolph, Controlling Person	400,000	400,000	0	0

Longview Equity Fund, LP, Michael Rudolph, Controlling Person	420,000	420,000	0	0

Longview International Equity Fund, LP, Michael Rudolph, Controlling Person	180,000	180,000	0	0

Ashford Capital Transition Fund I, LP, Frank Cavanaugh, Controlling Person	66,667	66,667	0	0

Lagunitas Partners LP, Jon D. Gruber, Controlling Person	176,000	176,000	0	0

Gruber & McBaine International, Jon D. Gruber, Controlling Person	37,375	37,375	0	0

Jon D. Gruber and Linda W. Gruber	53,333	53,333	0	0

1.
Assumes all of the shares of common stock offered are issued and are sold. Percentage of class is based on 220,403,702 common shares issued and outstanding on May 20, 2005 with all warrants being exercised. An additional 42 shares are being registered for Gruber & McBaine International due to a prior clerical error.

2.
The number of shares of common stock listed as beneficially owned by the selling stockholder represents the number of common stock owned by such stockholder and any shares that may be acquired pursuant to any warrants owned by such stockholder.

Each Class C Warrant is exercisable into one share of Common Stock at a price of $0.075 per share. The Class C Warrants are currently exercisable and expire on the 5th anniversary of the date of issuance.

Note that notwithstanding anything to the contrary in the Form SB-2 for each selling shareholder listed above the number of shares actually registered (in clarification to the list in the SB-2 selling shareholders table) is equal to the number of shares of Common Stock underlying the total number of warrants issued to each selling shareholder plus 175% of the number of shares equal to the principal amount of each convertible note issued to such selling shareholder converted at $0.05 per share.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Post Effective Amendment No. 1 to Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas, on the 27th day of July, 2005.

Energy & Engine Technology Corporation
By:	/s/ Willard G. McAndrew, III
Name:	Willard G. McAndrew, III
Title:	Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post Effective Amendment No. 1 to registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Willard G. McAndrew, III	Chairman, President, Chief Executive Officer and Director	July 27, 2005
Willard G. McAndrew, III	(Principal Executive Officer)

/s/ Roger N. Wurtele	Vice President, Chief Financial Officer, Chief Accounting Officer and Director	July 27, 2005
Roger N. Wurtele	(Principal Financial Officer)

/s/ Stanley Hirschman	Independent Director	July 27, 2005
Stanley Hirschman